March 29, 2019

U.S. Securities and Exchange Commission

100 F Street NE

Washington, D.C. 20549

Re:	Seaspan Corporation (the “Company”)
Acceleration Request for Registration Statement on Form F-3, filed on March 26, 2019
(File No. 333-230524)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the Company hereby requests that the effective date of the above-referenced Registration Statement be accelerated so that it becomes effective at 5:00 p.m., Eastern Time, on April 2, 2019, or as soon thereafter as practicable.

The Company also requests the Commission confirm the effective date and time of the Registration Statement to Company counsel, White & Case LLP, Attention: Andrew Weisberg, by email to andrew.weisberg@whitecase.com.

[Signature page follows]

Sincerely, SEASPAN CORPORATION

By:	/s/ Ryan Courson
Name:	Ryan Courson
Title:	Chief Financial Officer